MOTO PHOTO, INC. AND SUBSIDIARIES

EXHIBIT 11 - COMPUTATION OF PER SHARE EARNINGS


                                              Three Months    Three Months
                                                 Ended            Ended
                                               31-Mar-97        31-Mar-96

PRIMARY
Average shares outstanding                        7,787,884       7,785,973
Net effect of dilutive common equivalents --
   based on the tresaury stock method using
   average market price                                 (A)             (A)

TOTAL                                             7,787,884       7,785,973

Net Income  (Loss)                          $     (126,933)  $    (294,523)
Less Preferred Stock dividend requirements         (71,470)  $     (72,830)

Net Loss applicable to Common Stock               (198,403)       (367,353)

Per share amount                            $        (0.03)  $       (0.05)

FULLY DILUTED
Average shares outstanding                        7,787,884       7,785,973
Net effect of dilutive common stock
   equivalents -- based on the treasury
   stock method using the quarter-end market
   price, if higher than average market                 (B)             (B)
price
Assumed conversion of Series G
   convertible preferred shares                   7,111,111       8,465,608

TOTAL                                            14,898,995      16,251,581

Net Income(Loss)                                  (126,933)       (294,523)
Pref Series G Previously Accreted
Dividends                                         1,077,498       1,288,207

Fully Diluted Net Income(Loss)                      950,565         993,684

Per share amount                            $          0.06  $         0.06

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(A)   The effects of conversion of common stock equivalents to common stock are antidilutive to the earnings per share calculations.

(B)   Less than 3%